Arotech Corporation

1229 Oak Valley Drive
Ann Arbor, Michigan 48108
Tel: (800) 281-0356 Fax: (734) 761-5368
http://www.arotech.com
Nasdaq National Market: ARTX
Writer’s direct dial: +972-2-990-6623
Writer’s direct fax: +972-2-990-6688
Writer’s e-mail: yaakovh@arotech.com

Yaakov Har-Oz Senior Vice President and General Counsel _______ Admitted in New York and Israel

August 24, 2006
VIA FACSIMILE
202-772-9218

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Russell Mancuso, Esq. and Jay Mumford, Esq.

        Re: Arotech Corporation
Registration Statement on Form S-1
File No. 333-133697
Dear Mr. Jones:

We hereby request that the effectiveness of the above-referenced Registration Statement on Form S-1 be accelerated to Friday, August 25, 2006 at 4:30 p.m. e.d.t., or as soon thereafter as practicable.

In connection with this request, we acknowledge the following:

(i)
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, its does not foreclose the Commission from taking any action with respect to the filing;

(ii)
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve us from our full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii)	we may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

AROTECH CORPORATION
By:
Name: Yaakov Har-Oz
Title:    Senior Vice President and General Counsel